Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	Deloitte LLP

AND TO:	Ernst & Young LLP

AND TO:	Alberta Securities Commission
Autorité des marchés financiers
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Ontario Securities Commission
The Manitoba Securities Commission

The audit committee (the “Audit Committee”) of BCE Inc. (the “Corporation”) has completed a comprehensive request for proposal process (“RFP”) for the 2025 external audit engagement. In keeping with its focus on best corporate governance practices and given the long tenure of Deloitte LLP, Montreal, Quebec (the “Current Auditor”), the Audit Committee had initiated the RFP in 2023. After careful consideration, on the recommendation of the Audit Committee, the board of directors of the Corporation (the “Board”) selected on March 7, 2024 Ernst & Young LLP, Montreal, Quebec (the “Successor Auditor”) as the successor auditor of the Corporation.

The Current Auditor will continue as auditor throughout the financial year ending December 31, 2024, subject to shareholder approval at the annual general meeting of the shareholders of the Corporation to be held on May 2, 2024.

Further to the RFP, at the request of the Corporation, the Current Auditor will resign effective on the business day following the filing of the Corporation’s audited consolidated financial statements for the year ending December 31, 2024 and the Current Auditor’s report thereon (the “Effective Date”). On March 7, 2024, the Board has determined to fill the resulting vacancy in the office of the auditor and appoint, effective as of the Effective Date, the Successor Auditor as the Corporation’s auditor until the annual general meeting of the shareholders of the Corporation to be held in 2025 (the “2025 Shareholder Meeting”).

At the 2025 Shareholder Meeting, the Corporation will propose the Successor Auditor for appointment as auditor of the Corporation, subject to shareholder approval.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation reports that:

1.

at the request of the Corporation further to the decision taken by the Board on March 7, 2024 in connection with the RFP, the Current Auditor will resign as auditor of the Corporation effective as of the Effective Date;

2.	the resulting vacancy will be filled by the Board appointing the Successor Auditor as auditor of the Corporation effective as of the Effective Date;

3.	the Current Auditor will not be proposed to shareholders for reappointment as auditor of the Corporation at the 2025 Shareholder Meeting;

4.	the Successor Auditor will be proposed to shareholders for appointment as auditor of the Corporation at the 2025 Shareholder Meeting;

5.

the Current Auditor’s reports in connection with the audits of the consolidated financial statements for the two most recently completed financial years of the Corporation, being the financial years ended December 31, 2023 and December 31, 2022, have not expressed any modified opinion; and

6.	there are no “reportable events” as such term is defined in NI 51-102.

DATED this 7th day of March, 2024.

BCE INC.

(signed) Thierry Chaumont
Name: Thierry Chaumont
Title: Senior Vice-President, Controller and Tax